May 2, 2008

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:      Request to withdraw POS AM filings to Registration Statements 333-103473, 333-103474, 333-24989 and 333-136996, filed
         December 18, 2007.

Dear Ms. Samuel;

Pursuant to Rule 477 under the Securities Act of 1933, we request that the POS AM filings listed above be withdrawn.  T

Sincerely,

/s/Diana Steigauf
Diana Steigauf